ATA Announces Resignation of CFO Carl Yeung

Amy Tung Named Acting CFO

BEIJING, Jan. 22 /PRNewswire-Asia-FirstCall/ — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced that Carl Yeung, Chief Financial Officer, is resigning from his position at the company for personal reasons, effective February 20, 2010. Amy Tung, ATA’s Financial Controller, will serve as Acting Chief Financial Officer, as well as Principal Accounting Officer, until a new Chief Financial Officer is appointed.

Mr. Yeung joined ATA in 2006 and made important contributions to the company’s growth and development, including guiding the company through its successful initial public offering in January 2008, enhancing the company’s financial systems and internal controls, and building relationships with investors and analysts in both Asia and the United States.

The Board of Directors has formed a search committee to recruit a new Chief Financial Officer. Mr. Yeung is actively involved in this effort and will continue to assist ATA in this respect and other matters, if necessary, after the termination of his employment.

Ms. Amy Tung has served as the company’s Financial Controller since August 2006. Ms. Tung acted as the Controller of the Diagnostics Division of Bayer Healthcare Limited in Hong Kong from April 2005 to August 2006. She has also held various financial and accounting positions with BEA Systems (Hong Kong) Limited, Bureau Veritas Consumer Products Services (Hong Kong) Limited, Agilent Technologies Hong Kong Limited, and Compaq Computer Limited. Ms. Tung received her master’s degree in financial engineering from Columbia University in 2002. At The Chinese University of Hong Kong, Ms. Tung completed her MBA program in 2001, and earned a diploma in accounting in 1996 and a bachelor’s degree in computer science in 1994. She is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. She is also a Certified Financial Consultant.

“We thank Carl for his significant contributions during an important period in ATA’s history,” said Kevin Ma, Chairman and Chief Executive Officer. “Although we are sorry to see Carl leave, we are gratified that he has established strong financial systems and processes that will ensure a smooth transition. We are confident that Amy is well prepared to serve as Acting Chief Financial Officer as we complete our search for a permanent replacement.”

“Working at ATA for the last four years has been a tremendous experience and great honor,” commented Mr. Yeung. “I have high regard for the company and its management and believe its future remains bright. I am actively working with the Board of Directors to ensure a smooth transition to a new Chief Financial Officer.”

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. The company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,954 authorized test centers located throughout China as of September 30, 2009, which the company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 31.5 million tests including 21.4 million billable tests since it commenced operations in 1999, and in June 2008 delivered tests to approximately 470,000 test takers over a single weekend for the China Banking Association through its test delivery platform. For further information, please visit http://www.ata.net.cn .

Cautionary Note Regarding Forward-looking Statements

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as outlook, forecast, will, expect, anticipate, future, intend, plan, believe, estimate and similar words and include, among other things, the company’s efforts to locate a new Chief Financial Officer and the transition while recruiting a new Chief Financial Officer. Actual results could differ materially from those currently anticipated, due to, among other things, overall economic and political conditions, regulatory changes, or company-specific events. For additional information on these and other factors that could adversely affect the company’s business, financial condition, results of operations and prospects, please see ATA’s filings with the Securities and Exchange Commission.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the markets in which it operates. The company undertakes no obligation to update forward-looking statements, which speak only of the company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law.

For more information, please contact:

ATA Inc.

Amy Tung

Tel: +86-10-6518-1122

Email: ir@ata.net.cn

Mr. Yuanyuan Chen (English and Chinese)

Mobile: +86-139-2337-7882 in Beijing

Email: ychen@christensenir.com

Mr. Tom Myers (English)

Mobile: +86-139-1141-3520 in Beijing

Email: tmyers@christensenir.com

Christensen

Ms. Kathy Li (English and Chinese)

Tel: +1-212-618-1978 in the USA

Email: kli@christensenir.com

SOURCE ATA Inc.